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HELLER EHRMAN LLP
                                                                  March 28, 2006





March 28, 2006                                               Kevin T. Collins
                                                                  Shareholder
Via Facsimile and EDGAR                        Kevin.Collins@hellerehrman.com
                                                       Direct +1.212.847.8742
                                                   Direct Fax +1.212.703.8942
                                                         Main +1.212.832.8300
                                                          Fax +1.212.763.7600



Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:        John L. Krug
                  Jeffrey Riedler
Re:      Enzon Pharmaceuticals, Inc.
         Preliminary Proxy Statement filed March 22, 2006
         File No. 000-12957

Gentlemen:

     By letter dated March 28, 2006 from the Staff of the Commission, the Staff provided certain comments regarding the Schedule 14A Preliminary Proxy Statement (the "Proxy Statement") of Enzon Pharmaceuticals, Inc. (the "Company") filed on March 22, 2006. On behalf of the Company, we are responding to the comment letter in the following numbered paragraph which corresponds to the paragraph number in the comment letter. To respond to the comment letter, the Company will include the change described below when it files its Definitive Proxy Statement.

Proposal 3: Approval of increase in number of authorized shares of common stock

     Please  expand  the   discussion  to  state  whether  you  have  any  plan,
commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

     Response: The Company does not have any current plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares. The fourth paragraph of Proposal 3 will be revised to add the underlined disclosure (last sentence) below:

     "The purpose of the proposed amendment is to allow us to have a sufficient number of shares of authorized and unissued common stock which can be issued in connection with such corporate purposes as may be considered advisable by the Board. Having such shares available for issuance in the future will give us greater flexibility and will allow such shares to be issued as determined by the Board without the expense and delay of a special stockholders' meeting. Such stock could be used, for example, for acquisitions, for stock splits or stock dividends, for our employee benefit plans, or in connection with equity or convertible debt financings. We do not have any currently existing plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares."

     A statement of the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States is enclosed.

     Please  contact me at (212)  847-8742  or Molly  Gardner of this  office at
(212) 847-8757 if you have any questions regarding the foregoing.

                                  Very truly yours,


                                  /s/ KEVIN T. COLLINS
                                  Kevin T. Collins



cc:      Lawrence R. Miller, Esq.


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